Anne Shiflett. Ms. Shiflett has served as our Acting Chief Financial Officer since April 1, 2023 and previously served as our Director of Finance from February 21, 2022 to March 31, 2023. Ms. Shiflett has over 30 years of managerial, financial and accounting experience, including expertise in leading the start-up and rapid growth of new and emerging companies in information technology, real estate brokerage and life sciences. She has been in the life sciences industry for the past eighteen years, most recently as chief business officer of Gypsy Basin Genomics from December 2020 to January 2022 and vice president, finance and administration at Catalent Pharma Solutions, Cell and Gene Therapy Business Unit (formerly known as Paragon Bioservices, Inc.) from August 18, 2014 to September 1, 2020. Ms. Shiflett has been involved in raising over $100 million in various forms of financing to include preferred stock, bridge financing, bank financing and venture back debt and in facilitating the sale of Paragon Bioservices, Inc. to Catalent Pharma Solutions for $1.2 billion dollars in May 2019. Ms. Shiflett received a BBA in Accounting and an MBA in Business Management from Loyola College of Maryland.